UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENTS THERETO FIELD PURSUANT TO §240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RedEnvelope, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

75733R 60 1

(CUSIP Number)

Michael S. Novins, Esq.

Blyth, Inc.

One East Weaver Street

Greenwich, CT 06831

(203) 661-1926

with a copy to:

Gregg Kleiner, Esq.

Cooley Godward Kronish LLP

101 California Street, 5th Floor

San Francisco, CA 94111-5800

(415) 693-2034

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75733R 60 1

1.	Names of Reporting Persons Blyth, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,354,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,354,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,354,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 14.6% (1)

14.	Type of Reporting Person (See Instructions) CO

(1) The percentage of beneficial ownership, as reported in this statement, was calculated by dividing the number of shares beneficially owned by Blyth, Inc. as of May 19, 2008 by 9,527,811 shares (the number of outstanding shares of Common Stock of the Issuer as of February 6, 2008, based upon the Issuer’s most recently filed Quarterly Report on Form 10-Q (filed with the Securities and Exchange Commission on February 13, 2008).

This Amendment No. 1 amends the Schedule 13D filed on November 19, 2007 (the “Initial Schedule 13D”) by Blyth, Inc. (“Blyth”) relating to the common stock, par value $0.01 per share (the “Common Stock”) of the Issuer.

Item 4.	Purpose of Transaction
Blyth acquired the Common Stock for investment purposes. Blyth has not acquired any additional shares of Common Stock since the date of filing of the Initial Schedule 13D.

On April 17, 2008, the Issuer filed a voluntary petition under Chapter 11 in the United States Bankruptcy Court (“Court”) for the Northern District of California, San Francisco Division, Case no. 08-30659.  On May 2, 2008, the Court approved a structure for interested parties to make offers to purchase all or substantially all of the assets of the Issuer.  Blyth currently intends to submit an offer to the Issuer to purchase all or substantially all of the assets of the Issuer in accordance with the procedures established by the Court.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 19, 2008	BLYTH, INC.

	By:	/s/ Michael Novins
	Name:	Michael Novins
	Title:	Vice President and General Counsel